Exhibit 99.1

Sun Life Financial announces election of directors

TORONTO, May 10, 2017 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced that the 12 nominees listed in the management information circular dated March 20, 2017 were elected as directors of Sun Life Financial. The detailed results of the vote held at its annual meeting of common shareholders today in Toronto are set out below.

Following the annual meeting, James H. Sutcliffe retired from the Board of Directors. He is succeeded as Chairman by William D. Anderson who has been a Director since 2010 and chair of the Company's Audit and Conduct Review Committee since 2012.

Nominee	Votes For	% For	Votes Withheld	% Withheld
William D. Anderson	275,645,807	99.0%	2,679,714	1.0%
Dean A. Connor	277,852,923	99.8%	472,598	0.2%
Stephanie L. Coyles	277,650,793	99.8%	674,728	0.2%
Martin J. G. Glynn	277,774,338	99.8%	551,183	0.2%
M. Marianne Harris	277,499,116	99.7%	826,405	0.3%
Sara G. Lewis	275,754,919	99.1%	2,570,602	0.9%
Christopher J. McCormick	277,588,532	99.7%	736,989	0.3%
Scott F. Powers	277,742,283	99.8%	583,238	0.2%
Réal Raymond	277,424,693	99.7%	900,828	0.3%
Hugh D. Segal	277,678,756	99.8%	646,765	0.2%
Barbara G. Stymiest	277,753,143	99.8%	572,378	0.2%
A. Greig Woodring	277,748,138	99.8%	577,383	0.2%

The voting results on all matters voted at the annual meeting of common shareholders held earlier today will be available shortly on www.sunlife.com and through Canadian and U.S. securities regulators at www.sedar.com and www.sec.gov, respectively.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2017, Sun Life Financial had total assets under management of $927 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:
Gannon Loftus
Director
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

SOURCE Sun Life Financial Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/10/c8633.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 14:30e 10-MAY-17